[LETTERHEAD OF WINSTON & STRAWN LLP]
December 8, 2006
BY EDGAR AND HAND DELIVERY
Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1
Dear Mr. Mancuso:
     On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. The Company filed Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement with the Commission on September 27, 2006, October 18, 2006, November 14, 2006, November 24, 2006 and December 4, 2006, respectively.
     An electronic version of Amendment No. 6 was filed today with the Commission pursuant to the Securities Act of 1933, as amended, through the Commission’s electronic data gathering, analysis and retrieval system.
     For your convenience, we have enclosed four marked copies of Amendment No. 6 showing the changes made to Amendment No. 5.

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     If you should have any questions or comments, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.
Very truly yours,
/s/ David A. Sakowitz
David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
IPG Photonics Corporation
Joseph H. Apke
Deloitte & Touche LLP
Robert W. Ericson
Winston & Strawn LLP
Robert G. Day
Adam M. Dinow
Wilson Sonsini Goodrich & Rosati
Professional Corporation